Filed by ChoiceOne Financial Services, Inc.
Commission File Number: 001-39209
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fentura Financial, Inc.

Frequently asked Questions about the announcement of the acquisition of Fentura Financial, Inc. by ChoiceOne Financial Services, Inc.
For Employees

What was announced today?

ChoiceOne Financial Services, Inc. has entered into a definitive agreement to acquire Fentura Financial, Inc., the parent company of The State Bank.

Details:

•
Joining forces with The State Bank is a natural geographical and cultural fit for ChoiceOne Bank. The transaction creates 56 combined offices serving 15 counties across the State, expanding opportunities to better serve the Bank’s customers.

•	Both banks share similar cultures, values and commitment to our local communities.

•
Adding the sales and operational talent at The State Bank into ChoiceOne Bank will enhance the banking experience for both customer bases. There will be tremendous opportunities for both banks’ employees.

•
Leveraging both ChoiceOne Bank’s and The State Bank’s commitment to technology will expand the resources provided and available to enhance our customer’s technology experience and access to their financial information.

•	The State Bank and ChoiceOne Bank both have a strong community commitment and focus. This will continue and even be enhanced over time.
How does the merger impact our customers?

It is business as usual for customers at this time. Looking ahead, we are excited to combine our bank cultures and bring technology enhancements to strengthen the customer experience.

When can customers start using branches of either bank?

ChoiceOne Bank and The State Bank will remain separate banks until the closing of the merger in the first half of 2025. Customers will need to continue using their original bank branches until the merger is complete.

What is the commitment to local communities in The State Bank markets?

Both ChoiceOne Bank and The State Bank have deep roots in Southeast Michigan and this merger will allow us to enhance our impact and commitment to local communities.

When is the transaction expected to close?

The transaction is expected to close in the first half of 2025, subject to the satisfaction of customary closing conditions, including receipt of shareholder and regulatory approvals. The consolidation of The State Bank with and into ChoiceOne Bank is also expected to occur in the first half of 2025.

Will there be any branch closures?

No branch closings are planned.

Where will leadership and operations be located?

We intend to leverage the experience and expertise of both organizations and will maintain some operational departments in The State Bank’s current locations.

At the time of the bank consolidation, several members of The State Bank’s management team will continue with ChoiceOne Bank. More details will be shared later.

It is also expected that two Fentura Financial, Inc. directors will join the ChoiceOne Financial Services, Inc. Board of Directors. Two additional Fentura Financial, Inc. directors will join the ChoiceOne Bank Board. These changes are expected to happen in the first half of 2025.

Will The State Bank’s name be changed?

Yes, but not until the consolidation of the banks which is expected in the first half of 2025. ChoiceOne Bank will be the name of the merged institution.

Will there be a system conversion?

We are planning for a conversion of The State Bank’s customers to the ChoiceOne Bank system at the time of the consolidation of the banks in the first half of 2025. This will include the core banking platform and online banking. Employees should seek supervisor guidance on PTO requests.

How will customers be informed?

Customers of both banks will receive email communications informing them of the announced transaction. It will also be posted on both banks’ websites. We will also provide an email script to use if you would like to share the news with your customers.
How will bank customers be impacted?

There will be minimal impact on customers until the merger of the banks in the first half of 2025. At the time of merger, The State Bank customers will become customers of ChoiceOne Bank and will start to use the ChoiceOne Bank online and mobile banking platforms. More information on specifics will be communicated at a later date.

How will customers of Wealth Management and Trust be impacted?

Customers will continue to work with their local teams for Wealth and Trust Services. ChoiceOne Bank and The State Bank offer Wealth Management and Trust services to customers with similar product sets utilizing different brokers. We will personally guide customers through any necessary account changes.

What should I do next?

The banks will continue to operate as separate companies until the merger.

How can I help?

In the short term, focus on providing superior service to your customers and fellow employees. There will also be opportunities to assist with the bank merger process which will be communicated at a later date.

Will any employees lose their jobs as a result of this merger?

The true value in an organization like The State Bank is the people, and we intend to closely evaluate the roles of employees.

The ChoiceOne Bank and The State Bank management teams will be meeting with employees over the next several weeks and months to better understand their roles and responsibilities and to determine the appropriate staffing for the organization going forward. We will be transparent during this process regarding any decisions.

In the event that your position is eliminated, and you are not offered a comparable position with ChoiceOne Bank, you will be eligible for severance pay of 2 weeks for each full year of service with a minimum of 4 weeks pay and maximum of 26 weeks, as well as an opportunity to continue health care coverage through COBRA.

Will employees have the opportunity to interview for jobs at ChoiceOne Bank?

Yes! Starting immediately, The State Bank employees will have the opportunity to apply for open positions at ChoiceOne Bank. Given today’s technology, ChoiceOne Bank has a workforce that is distributed in multiple locations. Available positions can be found on their website.

Will employee compensation change?

Following the consolidation of the banks, The State Bank’s employees will be eligible for ChoiceOne Bank’s competitive salary and incentive plans.
Will employee benefits remain the same?

The State Bank’s employees will be transitioned to ChoiceOne Bank’s benefit plans, including their 401k Plan at a date to be announced in the future. ChoiceOne offers a competitive benefit package that is comparable to The State Bank. Information on the ChoiceOne Bank benefit plan will be distributed to employees at a later date.

When will we know more?

Change is difficult and it is important to resist the urge to speculate. In the coming months both bank management teams will meet and make decisions on the timeline and procedure for the transaction. We will communicate further information as it becomes available.

Who should I contact with questions?

All requests for information should be directed to the Kelly Potes, CEO or Mike Burke, President of ChoiceOne or Ron Justice, President and CEO of The State Bank.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws relating to the proposed merger of Fentura Financial Corporation (“Fentura”) and ChoiceOne Financial Corporation (“ChoiceOne”) and integration of Fentura with ChoiceOne, the combination of their businesses and projected or pro forma financial information and metrics, and the registered follow-on offering of common stock by ChoiceOne. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of ChoiceOne and Fentura and members of their respective directors and senior management teams. Investors and security holders are cautioned that such statements are predictions, are not guarantees of future performance and actual events or results may differ materially. Completion of the proposed merger, expected financial results or other plans are subject to a number of risks and uncertainties.

Additional risks and uncertainties may include, but are not limited to, the risk that expected cost savings, revenue synergies and other financial benefits from the proposed merger may not be realized or take longer than expected to realize, the failure to obtain required regulatory or shareholder approvals, the failure of the closing conditions in the merger agreement to be satisfied or any unexpected delay in closing the proposed transaction.

For further information regarding additional factors that could cause results to differ materially from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in the Annual Report on Form 10-K for the most recently ended fiscal year of ChoiceOne, as well as the proxy statement/prospectus described below, and other documents subsequently filed by ChoiceOne with the Securities and Exchange Commission. Forward-looking statements are based on information currently available to ChoiceOne and Fentura, and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Important Information for Investors and Security Holders

This communication is being made in respect of the proposed merger transaction involving ChoiceOne and Fentura. This material is not a solicitation of any vote or approval of the ChoiceOne or Fentura shareholders and is not a substitute for the proxy statement/prospectus or any other documents that ChoiceOne and Fentura may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The proposed merger transaction will be submitted to the shareholders of ChoiceOne and Fentura for their consideration. In connection therewith, ChoiceOne intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, which will include the proxy statement of ChoiceOne and Fentura that also will constitute a prospectus of ChoiceOne (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. However, such materials are not currently available. The proxy statement/prospectus will be mailed to the shareholders of ChoiceOne and Fentura when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMAENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHOICEONE, FENTURA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Shareholders are also urged to carefully review and consider ChoiceOne’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors and security holders may obtain free copies of the proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about ChoiceOne or Fentura and/or the proposed transaction, once such documents are filed with the SEC, at the SEC’s website at www.sec.gov. In addition, copies of the documents filed with the SEC by ChoiceOne, including the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, will be available free of charge on the ChoiceOne’s website at choiceone.bank under the heading “Investor Relations” or by contacting Adom Greenland, Chief Financial Officer at (616) 887-7366.

Participants in the Solicitation

ChoiceOne, Fentura and certain of their respective directors, executive officers and other members of management and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of ChoiceOne is set forth in its proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on April 11, 2024, its annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 13, 2024, and in other documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.